Exhibit 7.8

Invacare Corporation

One Invacare Way

Elyria, OH 44035

Attn.: Anthony LaPlaca, Senior Vice President, General Counsel, Chief Administrative Officer & Secretary

November 21, 2022

Dear Anthony,

I hereby agree and consent, for all purposes under the Invacare Corporation 2018 Equity Compensation Plan, as amended, and the applicable award agreement, to the immediate forfeiture and termination for no consideration of the award of 24,671 restricted stock units granted to me by Invacare Corporation as a member of its board of directors on August 22, 2022.

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Sincerely,

/s/ Edward F. Crawford
Edward F. Crawford